Exhibit 99.3

FIRST AMENDMENT TO

2017 OMNIBUS INCENTIVE COMPENSATION PLAN

WHEREAS, Byline Bancorp, Inc., a Delaware corporation, (the “Company”) established an incentive compensation plan known as the 2017 Omnibus Incentive Compensation Plan (the “Plan”) effective June 14, 2017; and

WHEREAS, effective upon stockholder approval on June 6, 2023 (the “Amendment Effective Date”), the Company wishes to increase the number of shares available for grant to participants under the Plan.

NOW, THEREFORE, the Plan is hereby amended as follows as of the Amendment Effective Date:

1. Section 1.6.1 of the Plan is hereby amended to read as follows:

1.6.1 Common Stock Subject to the Plan. Subject to the other provisions of this Section 1.6, the total number of Shares that may be granted under the Plan will be 2,600,000 (the “Share Limit”). Shares of Common Stock subject to awards that are assumed, converted or substituted under the Plan as a result of the Company’s acquisition of another company (including by way of merger, combination or similar transaction) will not count against the number of shares that may be granted under the Plan. Available shares under a stockholder approved plan of an acquired company (as appropriately adjusted to reflect the transaction) may be used for Awards under the Plan and do not reduce the maximum number of shares available for grant under the Plan, subject to applicable stock exchange requirements. With respect to Awards of stock-settled share appreciation rights, the Share Limit will be reduced by the full number of Shares underlying the exercised portion of such Award (rather than only the Shares actually delivered upon exercise).

Byline Bancorp, Inc.

By: /s/ Roberto R. Herencia

Name: Roberto R. Herencia

Title: Chief Executive Officer